CANPLATS RESOURCES CORPORATION
#1180 — 999 WEST HASTINGS STREET
VANCOUVER, B.C., V6C 2W2

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Canplats Resources Corporation (the “Company”) for use at the Annual General Meeting of the Members of the Company (the “Meeting”) to be held on Wednesday, December 17, 2003 at the time and place for the purposes set forth in the Notice of Meeting distributed with this Information Circular. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by regular employees of the Company at nominal cost. The cost of this solicitation will be borne directly by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors or officers of the Company. A member wishing to appoint some other person (who need not be a member) to represent him at the meeting has the right to do so, either by stroking out the names of those persons named in the accompanying form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada., 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, #1180 — 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2 at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted for the election of directors and the appointment of auditors as stated under those headings in this information circular or withheld from voting if so indicated on the form of proxy.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

Such shares will on a poll be voted in favour of each matter for which no choice has been specified by the shareholder.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	100,000,000 common shares without par value
Issued and Outstanding:	17,774,806 common shares without par value

Only members of record at the close of business on November 7, 2003 (the “Record Date”) who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxyholder duly appointed by a holder of a share who would have been entitled to vote shall have one vote, and on a poll, every member present in person or represented by proxy shall have one vote for each share of which the member is the registered holder.

As of November 7, 2003, the directors and officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, 2,957,500 common shares of the Company, representing 16.6% of the outstanding common shares.

To the knowledge of the Directors and senior officers of the Company, no person or company beneficially holds directly or indirectly, or exercises control or direction over more than 10% of the outstanding voting shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of three directors and it is intended to elect three directors for the ensuing year.

The directors of the Company are elected annually and hold office until the next annual general meeting of the members or until their successors in office are duly elected. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act (British Columbia).

Pursuant to Section 111 of the Company Act (British Columbia), Advance Notice of the Meeting was published in The Province newspaper on October 2, 2003.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of securities of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Common Shares(2)
R.E. Gordon Davis(3) Chairman, President and Director Canada	Independent businessman and corporate director; From April 1995 to April 1999, Chairman of Golden Knight Resources Inc., a mineral resource company	Since Oct. 1, 1999	934,250
Robert A. Quartermain(3) Director Canada	Geologist; Since 1985, President and director of Silver Standard Resources Inc., a mineral resource company; From February 1995 to April 1999, President, CEO and director of Golden Knight Resources Inc., a mineral resource company	Since Mar. 15, 2000	627,000
James W. Tutton(3) Director Canada	Independent businessman, director of five mineral exploration companies in Canada	Since Oct. 1, 1999	71,500

NOTES:

(1)	The information as to country of residence and principal occupation has been furnished by the respective directors individually.

(2)	The information as to shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually.

(3)	Denotes member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officers” means the Chief Executive Officer (“CEO”) of the Company, regardless of the amount of compensation of that individual, each of the Company’s four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $100,000 or more whether or not they are an executive officer at the end of the financial year.

The Company currently has one named executive officer, R.E. Gordon Davis (the “Named Executive Officer”). The following table sets forth the compensation awarded, paid to or earned by the Company’s Named Executive Officer during the year ended July 31, 2003:

Summary Compensation Table

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen sation	No. of Securities under option	Restricted Shares or restricted share units	All Other Compen sation (2) (3)
R.E. Gordon Davis, President	2001 2002 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	180,000 180,000 180,000	Nil Nil Nil	Nil Nil Nil

(1)	Financial year ended July 31, 2001, July 31, 2002 and July 31, 2003.

(2)

Long term incentive plan awards (“LTIP”) means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company’s shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units”. The Company does not have any LTIP’s.

(3)

Stock appreciation rights (“SAR’s”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares. No SAR’s were granted to or exercised by the Named Executive Officer or directors during the year ended July 31, 2003.

Option Grants in Last Financial Year

There were no stock options granted to the Named Executive Officer and the other directors of the Company during the year ended July 31, 2003.

Aggregated Option Exercises in Last Financial Year and
Financial Year-End Option Values

There were no exercises of stock options during the year ended July 31, 2003 by the Named Executive Officer or directors of the Company.

Option Re-pricing

There were no re-pricings of stock options during the financial year ended July 31, 2003 in respect of the Named Executive Officer or directors of the Company.

Pension Plans

The Company does not provide retirement benefits for the Named Executive Officer or directors of the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently-completed financial year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company, no proposed management nominee for election as a director of the Company and no associate or affiliate of any such director, officer or proposed management nominee of the Company is or has been indebted to the Company or any of its subsidiaries at any time during the last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since August 1, 2002 (being the commencement of the Company’s last completed financial period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

The Company has entered into a Management Services Agreement with Silver Standard Resources Inc., a company in which two directors are also directors of the Company. Under the agreement, Silver Standard provides general corporate management, administrative and technical services for the Company. For personnel, hourly rates charged are based on direct costs plus a factor of 30% for benefits. For overhead costs, office equipment usage and management services personnel, which cannot reasonably be allocated to time spent on behalf of the Company, the management fee was $1,500 per month. An additional $1,000 per month was charged for office space and furnishings used by the Company.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying form of Proxy intend to vote for the appointment of Beauchamp & Company, Chartered Accountants, Vancouver, British Columbia as auditors of the Company to hold office until the next Annual General Meeting and for a resolution to authorize the directors to fix the remuneration of such auditors. Beauchamp & Company were first appointed auditors of the Company in December 1999.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

Directors and senior officers, may however, be interested in the general authorization granted to the Company’s Board of Directors with respect to “Stock Options to Insiders” as detailed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

The Company elected to adopt a Stock Option Plan in 2001 (the “2001 Plan”) in accordance with the then existing policies of the TSX Venture Exchange Inc. (the “Exchange”). Under the terms of the 2001 Plan, the Company is authorized to issue incentive stock options to acquire up to 1,400,000 common shares of the Company. As at November 7, 2003, incentive stock options to acquire a total of 1,040,000 common shares are outstanding under the 2001 Plan. Since the adoption of the 2001 Plan, the Exchange has amended its policy relating to the required terms and conditions of stock option plans, and the Company wishes to adopt a new stock option plan in line with the amended policy of the Exchange.

Therefore, in accordance with Policy 4.4 of the Exchange, the directors of the Company have adopted the Canplats Resources Corporation 2003 Stock Option Plan (the “Plan”), subject to shareholder and Exchange approval. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options, including previously issued stock options under the 2001 Plan. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan.

A copy of the Plan will be available at the Meeting for review by the shareholders at the Meeting.

Particulars of the Plan

The following is a summary of the principal terms of the Plan.

The Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management company employees. For the purposes of the Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in Exchange Policy 4.4. In addition, the term “director” is defined in Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan. Initially, the Administrator will be the Corporate Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)	options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)	options may be exercisable for a maximum of five years from the date of grant;

(c)	options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d)	options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e)

options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting Investor Relations Activities (as defined in Exchange Policy 1.1), in any 12 month period;

(f)

options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g)

options held by an option holder who is engaged in Investor Relations Activities must expire within 30 days after the option holder ceases to be employed by the Company to provide Investor Relations Activities; and

(h)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing Investor Relations Activities, which will vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

In addition, under the Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the Company Act (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”). The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

Shareholder Approval

In order to exercise stock options granted under the Plan, the Plan must first be accepted by the Exchange. In order to obtain Exchange acceptance, the Exchange requires that “rolling” stock option plans receive shareholder approval at a company’s annual general meeting.

For these reasons and also to ensure that the Plan is acceptable to the Company’s shareholders, the directors of the Company will ask the shareholders to approve the Plan at the Meeting.

Accordingly, the shareholders will be asked to consider and, if thought fit, pass the following resolution.

          “Resolved that, subject to TSX Venture Exchange Inc. (the “Exchange”) approval:

1.

the Company adopt the Canplats Resources Corporation 2003 Stock Option Plan (the “Plan”), including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company;

2.	the Company be and is hereby authorized to grant stock options under the Plan, in accordance with its terms;

3.

the Company be and is hereby authorized to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the Exchange to obtain Exchange acceptance of the Plan; and

4.	authority be and is hereby granted to the Board of Directors of the Company to make such amendments to the Plan as are required by the Exchange to obtain Exchange acceptance of the Plan.

Acts and Proceedings of Directors and Officers

It is proposed to ratify all acts and proceedings of the directors and officers of the Company since the last Annual General Meeting of the members of the Company. These acts and proceedings relate to the general management of the Company’s affairs, including the administration of its properties and all payments of money, as well as any acts taken by the directors to issue shares for cash, services or property, all as reflected on the Company’s records.

It is not known whether any other matter will come before the Meeting other than those set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of Proxy intend to vote on them in accordance with their best judgement.

BOARD APPROVAL

The Notice of Annual General Meeting dated November 7, 2003 and this Information Circular and accompanying Form of Proxy have been approved by the Board of Directors of the Company for mailing to members.

DATED at Vancouver, British Columbia, this 7th day of November, 2003.

BY ORDER OF THE BOARD

"Linda J. Sue"

Linda J. Sue, Corporate Secretary